October 2012 Pricing Sheet dated October 19, 2012 relating to Preliminary Terms No. 14 dated October 11, 2012 Registration Statement No. 333-177923 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

PLUS Based on the Value of the S&P 500® Index due November 22, 2013
Performance Leveraged Upside SecuritiesSM

PRICING TERMS – OCTOBER 19, 2012
Issuer:	JPMorgan Chase & Co.
Maturity date:	November 22, 2013, subject to adjustment for certain market disruption events and as described under “Description of PLUS — Payment at Maturity” in the accompanying product supplement no. MS-1-I
Underlying index:	S&P 500® Index
Aggregate principal amount:	$2,654,500
Payment at maturity:	If the final index value is greater than the strike value, for each $10 stated principal amount PLUS,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final index value is less than or equal to the strike value, for each $10 stated principal amount PLUS,
$10 × index performance factor
This amount will be less than or equal to the stated principal amount of $10 per PLUS.
Leveraged upside payment:	$10 × leverage factor × index percent increase
Index percent increase:	(final index value – strike value) / strike value
Strike value:
Set equal to 1,433.25, as determined on the pricing date in the sole discretion of the calculation agent.  The strike value is not the official closing level of the Index on the pricing date.  Although the calculation agent has made all determinations and has taken all actions in relation to the establishment of the strike value in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your PLUS.  The calculation agent is under no obligation to consider your interests as a holder of the PLUS in taking any actions, including the determination of the strike value, that might affect the value of your PLUS.

Final index value:	The index closing value of the underlying index on the valuation date
Valuation date:
November 19, 2013, subject to adjustment for non-trading days or certain market disruption events and as described under “Description of PLUS — Postponement of a Determination Date” in the accompanying product supplement no. MS-1-I

Leverage factor:	300%
Index performance factor:	final index value / strike value
Maximum payment at maturity:	$11.44 (114.40% of the stated principal amount) per PLUS.
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see “Commissions and issue price” below)
Pricing date:	October 19, 2012
Original issue date:	October 24, 2012 (3 business days after the pricing date)
CUSIP / ISIN:	48126E545 / US48126E5454
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per PLUS	$10.00	$0.20	$9.80
Total	$2,654,500	$53,090.00	$2,601,410.00
(1)
The price to the public includes the estimated cost of hedging our obligations under the PLUS through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  For additional related information, please see “Use of Proceeds and Hedging” beginning on PS-31 of the accompanying product supplement no. MS-1-I.

(2)
JPMS, acting as agent for JPMorgan Chase & Co., received a commission of $0.20 per $10 stated principal amount PLUS and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC.  See “Underwriting (Conflicts of Interest)” beginning on page PS-46 of the accompanying product supplement no. MS-1-I.

The PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering, related product supplement no. MS-1-I, UNDERLYING SUPPLEMENT NO. 1-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.  Please also see “Additional Information About the PLUS” at the end of this document.
Preliminary Terms no. 14 dated October 11, 2012: http://www.sec.gov/Archives/edgar/data/19617/000089109212005931/e50306fwp.pdf
Product supplement no. MS-1-I dated November 22, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007774/e46120_424b2.pdf
Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.